

myTable
a better way to eat

Investment Proposal

Pre-Seed Fundraising Round — July 2020


IN-HOME DINING IS
NOW THE PREFERED WAY TO EAT
#theshift
CONFIDENTIAL - DO NOT SHARE
myTable
a better way to eat

PEOPLE ARE EXPERIENCING FOOD DIFFERENTLY.

Restaurants & Out-of-Home Dining
1990s



Food Delivery Services
2000s



Meal-Kit Delivery Services
2010s



Holistic In-Home Dining Solutions
Today

myTable
a better way to eat

CAUSING MASSIVE SHIFTS IN THE MARKET.

$76B
Annual Meal Delivery Revenues

60%
Of US Consumers order delivery/takeout once a week

$863B
Annual Restaurant Revenues

40%
Meal-Kits YoY increase in growth

myTable
a better way to eat

WHAT IS THE COMMONALITY?

CONSUMERS WANT ENRICHING DINING EXPERIENCES FROM THE COMFORT OF THEIR OWN HOME.

myTable
a better way to eat



myTable

a better way to eat

A DIGITAL MARKETPLACE ALLOWING USERS TO CONNECT DIRECTLY WITH AND HIRE A PROFESSIONAL CHEF FOR DELICIOUS IN-HOME MEALS.

IN-HOME CHEF SERVICES

MEETING A VARIETY OF NEEDS.




01
MEAL PREP

Hire a Chef to prep meals for the week if you lack the time to cook every night or are just tired of cooking the same things every night.

02
DINNER EXPERIENCES

Control the ingredients your chef uses to create unforgettable restaurant-quality dining experiences in the privacy of your own home.

04
COOKING CLASS

Experience the history and knowledge of your favorite food through an interactive in-home cooking class.

03
CATERED EVENT

Find an experienced caterer for your next important event such as weddings or corporate parties.




COMPETITIVE ANALYSIS

In-Home Chef Experiences

COMPANY FEATURES	MyTable	CozyMeal	Table at Home
State of the art mobile and web platforms.	✔	✖	✖
Service variety for customer selection.	✔	✔	✔
Peer-to-Peer Direct Booking	✔	✔	✖
Diner to Chef Communication (Pre-Booking)	✔	✖	✔
Everyday Affordability & Usability	✔	✖	✖
Chef Favorable Commission Structure	✔	✖	✖

Competitive Analysis

MyTable:

1. Flexible prices as low as $20/hour
2. No sales tax
3. No price markups

Restaurants

1. Fixed per person cost
2. Significant markups
3. Variable sales tax and fees





MyTable: 3-course steak dinner for 2

Chef Cost: $100.00
Ingredients: $30.00
Wine: $25.00
Tip: $15.00
Total Cost: $170.00



Restaurant: 3-course steak dinner for 2

Meal Cost: $120.85
Wine: $75.00
Tax: $19.58
Tip: $30.00
Total Cost: $245.43

"MyTable has the potential to be something great — almost the natural next step to services like Butcher Box, Blue Apron, etc."

myTable
a better way to eat

Three Pronged Revenue Model

Commission on Transactions

1. 15% commission
2. Avg. $21 per order (MyTable earnings)
3. Users do business on our behalf

Chef Subscription Packages

1. Paid subscription model
2. Chef Dashboard, Market Analysis & Forecasting, Growth Support

Corporate Partnerships

1. "Open Marketplace" allows for continuous brand involvement
2. Leverage Alternative Brands for Marketplace Value-Adds

myTable
a better way to eat

General Market Assumptions

Total Addressable Market

Food Service Industry

$1T

SERVICE OBTAINABLE MARKET

Food Service Industry

$100B



Food Experiences $500M

Meal-Kits $1.4B

Restaurants $900B

Catered Events $63B

Delivery/Takeout $76B

myTable
a better way to eat

User BETA Program



100
Completed Orders

1. 6-month timeframe (June – December 2019)
2. No marketing or ad spend allowed
3. Serviced only in operating markets of NYC, Boston, and Fairfield County, CT

Goal: To clearly understand the need of our users in order to implement platform and company improvements needed for scale.

2K
Total Chef Applicants



80%
Retention Rate

Key Notes

$5K+ in billings

Service & Use Case Variety

Majority became repeat customers

User Concept Validation

Scalability in progress

The MyTable Executive Team



Matt Kelly
Founder & CEO

Strong and dedicated leader with knowledge and experience in research, market analytics, customer experience, and sales.



Bryon Cail
CFO

Seasoned veteran in the start-up industry spear-heading multiple acquisitions and successful exits from roles held as CFO/COO.



Igor Nikolaev
CTO

Technology professional with extensive experience in mobile and web development. Also Founding Partner of a full-stack development agency.

myTable
a better way to eat